UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

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BANCOLOMBIA S.A. ANNOUNCES STRENGTHENING OF ITS ORGANIZATIONAL STRUCTURE

Medellín, Colombia, April 24, 2015

Bancolombia S.A. (“Bancolombia”), in furtherance of its strategic objectives and with the purpose of taking on the challenges of a financial group with a regional presence in Latin America, announces the following changes in its corporate structure:

•	The Corporate Innovation and Digital Transformation Vice-Presidency is created. Its object is to project innovation and digital banking at its clients’ service. Juan Carlos Mora Uribe, who acted as Chief Corporate Services Officer, will be in charge of this Vice-Presidency.

•	The Corporate Services Vice-Presidency will consolidate under the same management team the corporate procedures, technology services and human resources. Augusto Restrepo Gómez, who acted as Chief Human Resources Officer, will be in charge of this Vice-Presidency.

•	The Human Resources Vice-Presidency will be integrated within the Corporate Service Vice-Presidency and will report to the Corporate Services Vice-President. Enrique González Bacci, who acted as Labor Relations Manager, assumes the Human Management Vice-Presidency.

Enrique González holds a law degree from the Universidad Externado de Colombia and holds a degree in business law from the same university. He has taken the Advanced Program in Human Resource Management from the Anderson School at UCLA, and also holds certifications in geopolitics from Universidad EAFIT and a Top Management Program from Universidad de los Andes. In several occasions he has participated as technical counselor before the International Labour Organization’s International Labour Conference. His career at Grupo Bancolombia started at Conavi and later at BIC – today Bancolombia - occupying different positions within human resources.

•	The Vice-Presidency for the Development of More Human Banking is created and will report to the Corporate Services Vice-Presidency. Sergio Peláez Jaramillo, who acted as Strategy Manager, will be in charge of this Vice-Presidency.

Sergio Peláez holds a mechanical engineering degree from Escuela de Ingeniería de Antioquia and has completed master courses in International Political Economics from Warwick University (UK). During his career at Grupo Bancolombia, he has lead initiatives oriented towards innovation, internationalization and transformation. He has acted an International Manager for Leasing Bancolombia as well as project manager.

•	Maria Cristina Calderón, who acted as Technology Services Vice-President, will transfer to a regional position within Grupo Bancolombia.
•	Jorge Ospina Lara will be leading the Technology Services Vice-Presidency; he acted as Technology Services Vice-President for Banistmo.

Jorge Ospina holds a degree in systems engineering from Universidad EAFIT and a master’s degree in finance from the Instituto de Educación Superior de Monterrey (Mexico). He started his career at BIC - today Bancolombia- and he has held important positions in the technology units of Grupo Santander in Brasil, Chile and Colombia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: April 24, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance